UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     SCHEDULE 14D-9

(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
____________________

ELKCORP (Name of Subject Company) ELKCORP (Name of Person Filing Statement) ____________________

Common Stock, Par Value $1.00 Per Share (Title of Class of Securities)

287456107 (CUSIP Number of Class of Securities)

David G. Sisler
Vice President, General Counsel and Secretary
ElkCorp
14911 Quorum Drive, Suite 600
Dallas, Texas 75254
(972) 851-0500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
____________________

WITH COPIES TO: Mark Gordon, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.